PRIMERO

PRIMERO MINING CORP.

Annual and Special Meeting of Holders of Common Shares
May 17, 2011

# REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations*, the following is the Report on Voting Results for the Annual and Special Meeting of Common Shareholders of Primero Mining Corp. (the "Company") held on May 17, 2011.

## Resolution #1: Set Number of Directors

On a show of hands, the Chairman declared that the shareholders set the number of directors of the Company at nine for the ensuing year.

## Resolution #2: Election of Directors

On a show of hands, the Chairman declared that each of the nine nominees named in the Company's information circular dated April 5, 2011 had been elected as directors of the Company.

## Resolution #3: Appointment of Auditors

On a show of hands, the Chairman declared that the shareholders appointed Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company and authorized the directors to fix their remuneration.

## Resolution #4: Amendment to Articles

On a show of hands, the Chairman declared that the resolution approving the amendment to the Articles of the Company had been approved.

## Resolution #5: Payment of Convertible Promissory Note

On a show of hands, the Chairman declared that the resolution approving certain conversion features in the convertible promissory note issued to Desarrollos Mineros San Luis, S.A. de. C.V., an indirect, wholly-owned subsidiary of Goldcorp Inc., had been approved.